[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]
June 21, 2010
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549-0506
Re:	Ohio National Variable Account A
ONcore Premier II; File Nos. 811-1978, 333-164070
ONcore Xtra II; File Nos. 811-1978, 333-164073
ONcore Flex II; File Nos. 811-1978, 333-164069
ONcore Lite III; File Nos. 811-1978, 333-164075
Ladies and Gentlemen:
On behalf of Ohio National Variable Account A (“the Registrant”) and The Ohio National Life Insurance Company (“Depositor”), on June 18, 2010, we submitted for filing pursuant to the Securities Act of 1933, as amended, (“1933 Act”) the following pre-effective amendments to the registration statements on Form N-4:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier II, Pre-Effective Amendment No.2	811-01978	333-164070
ONcore Xtra II, Pre-Effective Amendment No. 2	811-01978	333-164073
ONcore Flex II, Pre-Effective Amendment No. 2	811-01978	333-164069
ONcore Lite III Pre-Effective Amendment No. 2	811-01978	333-164075
The Registrant, its distributor and underwriter Ohio National Equities, Inc. (“ONEQ”), and the Depositor, respectfully request, consistent with Rule 461 under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective dates of these filings and that such registration statements be declared effective on June 23, 2010 or as soon thereafter as practical. Depositor, Registrant, and ONEQ are aware of their obligations under the 1933 Act.
We acknowledge that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact me at 513-794-6278 if you have any questions or need more information.

Sincerely yours,
/s/ Kimberly A. Plante
Kimberly A Plante
Associate Counsel

OHIO NATIONAL VARIABLE ACCOUNT A (Registrant)

By THE OHIO NATIONAL LIFE INSURANCE COMPANY (Depositor)

By	/s/ Stephen R. Murphy Stephen R. Murphy Senior Vice President

THE OHIO NATIONAL LIFE INSURANCE COMPANY (Depositor)

By	/s/ Stephen R. Murphy

Stephen R. Murphy Senior Vice President

OHIO NATIONAL EQUITIES, INC. (Distributor and Underwriter)

By	/s/ Gary T. Huffman

Gary T. Huffman President